UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

for the fiscal semiannual period ended 6/30/2026

INTELITHRIVE INC.

Exact name of issuer as specified in the issuer’s charter

Wyoming	87-2595116
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

30 N. Gould St. Suite 64721
Sheridan, WY 82801

Address of principal executive offices

(307) 293-9108

Telephone number

Item 1. BUSINESS

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words “may,” “would,” “could,” “should,” “expects,” “projects,” “anticipates,” “believes,” “estimates,” “plans,” “intends,” “targets” or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Overview

Intelithrive was incorporated August 31, 2021, to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards. During June 2025, the Company discontinued its lithium ion power pack assembly sales and pivoted to becoming a next-generation incubator focused on artificial intelligence, software-as-a-service and digital innovation. Below is a summary of its new products.

Vertical Intelligence Designing agent-first solutions that solve high-impact problems in focused, underserved markets.

Autonomous-First Architecture: Every product is built from the ground up with autonomous agents, adaptive memory, and real-time decision loops.

Launch-to-Scale Acceleration: From prototype to production, we enable rapid market entry with technical support and agent-native go-to-market playbooks.

Framework-Agnostic Support: Beyond these pillars, Intelithrive’ s ecosystem can integrate any additional agentic AI tools ensuring your startup has the flexibility to adopt the best innovations as they emerge.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

Intelithrive recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Stock-Based Compensation

Intelithrive records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, prepaid expenses and accounts payable at June 30, 2025 approximate fair value due to their short term and liquid nature.

Results of Operations

For the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

Operating Expenses

During the six months ended June 30, 202, we had $13,585 in general and administrative expenses. During the six months ended June 30, 2024, we had $44,729 in general and administrative expenses. The decrease of $31,144 is mainly due to a decrease in professional fees as well as other expenses resulting from the change in business direction.

Other Income and Expenses

We had no other income or expenses during the six months ended June 30, 2026. During the six months ended June 30, 2025, we had total other income of $727 from discontinued operations.

Net Loss from Operations

As a result of the above, we recognized net losses from continuing operations of ($13,585) and ($44,002) for the six months ended June 30, 2026 and 2025, respectively.

Net Income from Discontinued Operations

For the six months ended June 30, 2026, there was no Net income from discontinued operations. For the six months ended June 30, 2025, there was Net income from discontinued operations related to the lithium ion power pack assembly sales business totaled $727 for the six months ended June 30, 2025 and consisted of revenues of $49,190 and cost of sales of $48,463.

Liquidity and Capital Resources of the Company

Assets

Current assets at June 30, 2026 totaled $9,717, which was comprised of $5,967 in cash and $3,750 in prepaid assets. Current assets at December 31, 2025 totaled $7,890, which was comprised of $390 in cash and $7,500 in prepaid assets.

Liabilities

Total liabilities were all current and consisted of accounts payable of $2,949 and $22,537 as of June 30, 2026 and December 31, 2025, respectively.

Changes in Cash Flows

Net Cash Used in Operating Activities

During the six months ended June 30, 2026, our operating activities used net cash of $24,423. Uses of cash were due to the $8,585 net loss, partially offset by a decrease in prepaid expenses of $3,750 and an large decrease in accounts payable of $19,588. During the six months ended June 30, 2025, our operating activities used net cash of $6,691. Uses of cash were mainly due to the $44,002 net loss, partially offset by a decrease in prepaid expenses of $34,550 and an increase in accounts payable of $2,761.

Net Cash Provided by and Used in Financing Activities

Net cash provided by financing activities was $30,000 and $50,000 during the six months ended June 30, 2026 and 2025, respectively, all due to proceeds from common stock issued for cash.

Working Capital

At June 30, 2026 and December 31, 2025, the Company had working capital deficit of 23,232 and $14,647, respectively. We continue to accumulate significant losses, but management expects it will be successful in generating positive cash flow from operations and plans to raise additional cash through the sale of equity to allow Intelithrive to continue to expand its operations and continue as a going concern. However, there can be no assurance of success, which raises doubt about Intelithrive’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the period ended June 30, 2026

Item 2. Other Information

None

Item 3. Financial Statements

INTELITHRIVE, INC.

UNAUDITED STATEMENT OF OPERATIONS

	June 30, 2026	December 31, 2025
	(Unaudited)
ASSETS

Current Assets:
Cash	$5,967	$390
Prepaid assets	3,750	7,500
	9,717	7,890
Total Assets	9,717	7,890

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	2,949	22,537
Total Current Liabilities	2,949	22,537

Non-Current Liabilities:
Notes payable	30,000	—
Total Non-Current Liabilities	30,000	—

Total Liabilities	32,949	22,537

Stockholders’ Deficit:
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 10,240,000 and 10,240,000 shares issued and outstanding, respectively	10,240	10,240
Additional paid-in capital	356,460	356,460
Accumulated deficit	(399,932)	(391,347)
Total Stockholders’ Deficit	(23,232)	(14,647)

Total Liabilities and Stockholders’ Deficit	$9,717	$7,890

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.
UNAUDITED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2026	2025

REVENUES	$5,000	$—

OPERATING EXPENSES
General and administrative	13,585	44,729
Total Operating Expenses	13,585	44,729

Net loss from continuing operations	(13,585)	(44,729)

Income from discontinued operations	—	727
NET LOSS	$(13,585)	$(44,002)
Basic income (loss) per common share:
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$—	$0.00
Basic net loss per common share	$(0.00)	$(0.00)
Basic weighted average common shares outstanding	10,240,000	10,237,064
Fully diluted income (loss) per common share:
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$—	$0.00
Fully diluted net loss per common share	$(0.00)	$(0.00)
Fully diluted weighted average common shares outstanding	10,240,000	10,237,064

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.
UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance, December 31, 2025	10,000,000	$10,000	10,240,000	$10,240	$356,460	$(391,347)	$(14,647)

Net loss for the six months ended June 30, 2026	—	—	—	—	—	(8,585)	(8,585)
Balance, June 30, 2026	10,000,000	$10,000	10,240,000	$10,240	$356,460	$(399,932)	$(23,232)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance, December 31, 2024	10,000,000	$10,000	10,223,500	$10,223	$293,477	$(268,719)	$44,981

Common stock cancelled and returned to treasury	—	—	(15,000)	(15)	15	—	—

Common stock issued for cash	—	—	25,000	25	49,975	—	50,000

Net loss for the six months ended June 30, 2025	—	—	—	—	—	(44,002)	(44,002)

Balance, June 30, 2025	10,000,000	$10,000	10,233,500	$10,233	$343,467	$(312,721)	$50,797

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.
UNAUDITED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2026	2025
Cash Flows From Operating Activities:
Net loss	$(8,585)	$(44,002)
Changes in operating assets and liabilities:
Decrease in prepaid assets	3,750	34,550
Increase (decrease) in accounts payable	(19,588)	2,761
Net cash used in operating activities	(24,423)	(6,691)

Cash Flows From Financing Activities:
Notes payable issued for cash	30,000	—
Common stock issued for cash	—	50,000
Net cash provided by financing activities	30,000	50,000

Net change in cash	5,577	43,309
Cash, beginning of period	390	6,441
Cash, end of period	$5,967	$49,750

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.
FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS
June 30, 2026

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Intelithrive, Inc. (“Intelithrive”, or the “Company”). Intelithrive was incorporated on August 31, 2021, under the laws of the State of Wyoming.

Intelithrive was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards. During June 2025, the Company discontinued its lithium ion power pack assembly sales and pivoted to becoming a next-generation incubator focused on artificial intelligence, software-as-a-service and digital innovation.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim financial statements be read in conjunction with Intelithrive’s most recent audited financial statements as of December 31, 2025. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

Revenue Recognition Policy

Intelithrive recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied. Intelethrive recognized $5,000 and $0 in consulting revenue during the six months ended June 30, 2026 and 2025, respectively.

New Accounting Pronouncements

Intelithrive has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Loss Per Share

Intelithrive presents basic earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic net loss per share for the six months ended June 30, 2026 and 2025 is as follows:

	For the Six Months Ended June 30,
	2026	2025
Basic Loss Per Share:
Numerator:
Loss from continuing operations	$(8,585)	$(44,729)
Income from discontinued operations	$—	$727
Net loss	$(8,585)	$(44,002)
Denominator:
Basic and diluted weighted-average common shares outstanding	10,240,000	10,237,064

Basic and diluted net loss per common share from continuing operations	$(0.00)	$(0.00)
Basic and diluted income per common share from discontinued operations	$—	$0.00
Basic and diluted net loss per common share	$(0.00)	$(0.00)

NOTE 2 - RELATED PARTY TRANSACTIONS

During February 2022, the Company entered into a lease for the use of space at the personal residence of the Company’s former CEO. The lease began February 1, 2022, had a term of twenty-four months and monthly rent of $200. During 2024, the Company prepaid $2,400 rent for a third year in 2025. The agreement was not renewed for 2026. Rent expenses were $0 and $1,200 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 3 - STOCKHOLDERS’ EQUITY

During April 2025, the Company received and retired 15,000 shares of its common stock previously issued for services.

During June 2025, the Company issued a total of 25,000 shares of common stock for cash of $50,000, or $2.00 per share. Amounts received in excess of $0.001 per share par value have been recorded as additional paid-in capital.

NOTE 4 - NOTES PAYABLE

During April 2026, the Company entered into two $15,000 notes payable with an unrelated party. The notes are due December 31, 2028, unsecured and do not bear interest. The balance of notes payable was $30,000 and $0 at June 30, 2026 and December 31, 2025, respectively.

NOTE 5 - GOING CONCERN

Intelithrive’s financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Intelithrive has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about Company’s ability to continue as a going concern are as follows:

Intelithrive is seeking to raise up to $1,000,000 through a private placement of its common stock to finance future sales. The continuation of Intelithrive as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Intelithrive is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Intelithrive will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Intelithrive to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 6 - DISCONTINUED OPERATIONS

During June 2025, the Company discontinued its lithium ion power pack assembly sales and pivoted to becoming a next-generation incubator focused on artificial intelligence, software-as-a-service and digital innovation.

The operating results of the Company’s discontinued operations for the six months ended June 30, 2026 and 2025 are as follows:

	For the Six Months Ended June 30,
	2026	2025

REVENUES
Power pack assembly sales	$—	$49,190
Total revenues	—	49,190
COSTS OF SALES
Power pack assembly sales	—	(48,463)
Total cost of sales	—	(48,463)
GROSS MARGIN	—	727
Income From Operations	—	727
NET INCOME	$—	$727

NOTE 7 - SUBSEQUENT EVENTS

Intelithrive reviewed subsequent events through September 16, 2026, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 16, 2026.

INTELITHRIVE, INC.

By: /s/ Carlos Alberto Almonacid Garay

Name: Carlos Alberto Almonacid Garay

Title: Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 16, 2026.

INTELITHRIVE, INC.

By: /s/ Carlos Alberto Almonacid Garay

Name: Carlos Alberto Almonacid Garay

Title: Chief Executive Officer and Director